Tenaris S.A.
29, Avenue de la Porte-Neuve
L — 2227 LUXEMBOURG
R.C.S. Luxembourg B-85.203

September 15, 2014

Mr. Terence O’Brien,

Division of Corporation Finance,

Securities and Exchange Commission,

450 Fifth Street, N.W.,

Washington DC 20549-0404.

Re:	Tenaris S.A.

Form 20-F for the Fiscal Year Ended December 31, 2013

Filed April 30, 2014

File No. 1-31518

Dear Mr. O’Brien,

On behalf of Tenaris S.A. (“Tenaris” or the “Company”), we are responding to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in its letter of August 27, 2014, to Mr. Edgardo Carlos, the Company’s Chief Financial Officer.

All responses are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type. Unless otherwise indicated, all references are to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2013 (the “2013 Form 20-F”).

Form 20-F for the Year Ended December 31, 2013

General

1.	You told us in your letter dated March 26, 2012 that you sold products into Cuba and Syria. In addition, you state on page 25 and elsewhere that you sell products in Africa, a region that includes Sudan. Cuba, Sudan and Syria are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. You do not include disclosure in the Form 10-K about any contacts with Cuba, Sudan or Syria. Please provide us with information regarding your contacts with Cuba, Sudan and Syria since the referenced letter. You should describe any goods, services or technology you have provided into Cuba, Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Cuba, Sudan and Syria or entities they control.

R:	In response to the Staff’s comments, set forth below is a description of our contacts with Cuba, Sudan and Syria since 2012.

Cuba

Tenaris sold an immaterial amount of products into Cuba in 2012 and 2013, as shown in our response to comment #2. Such sales involved tubes used in the construction of wells for exploration and/or extraction of hydrocarbons (referred to as OCTG, or oil country tubular goods). All such sales were made by non-U.S. subsidiaries of the Company that are not prohibited from making such sales. To the Company’s knowledge and belief, all of such sales were in compliance with applicable U.S. and foreign laws. No significant changes in the nature or magnitude of these activities are anticipated in the near future.

The Company supplementally advises the Staff that Tenaris (i) does not have any employees in Cuba, (ii) does not have any subsidiaries or representation offices in Cuba, and (iii) does not have any agreements, arrangements or other contacts with the government of Cuba or entities controlled by it.

Sudan and Syria

Tenaris does not currently sell any products or conduct any business neither in Sudan nor in Syria.

The Company supplementally advises the Staff that Tenaris (i) does not have any employees in Sudan or Syria, (ii) does not have any subsidiaries or representation offices in Sudan or Syria, and (iii) does not have any agreements, arrangements or other contacts with the Sudanese or Syrian governments or entities controlled by them.

2.	Please discuss the materiality of any contacts with Cuba, Sudan and Syria described in response to the comment above, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Cuba, Sudan and Syria for the last two fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

R:	As indicated above, the Company does not currently have any contacts with Sudan and/or Syria and its contacts with Cuba were and are not material to Tenaris’s business or operations. In addition, the Company does not consider that its contacts with Cuba constitute a material investment risk to the Company’s security holders.

The table below summarizes the Company’s sales of products and services to Cuba, showing revenue amounts from each category of transaction. It also shows Tenaris’s total revenues in the years covered in the 2013 Form 20-F as a point of comparison.

Thousands of U.S. dollars (except % of Tenaris’s net sales)	For the year ended December 31,
Cuba	2013	2012
OCTG sales – International oil companies	34	3,220
Total Cuba Sales	34	3,220
Tenaris Net Sales	10,596,781	10,834,030
Cuba Sales as a % of total net sales	0.0%	0.0%

In addition to this quantitative analysis, the Company’s conclusion that its contacts with Cuba are not material is based upon the following facts and assessments:

•	the Company believes that its activities concerning Cuba do not violate any United States or foreign law, and Tenaris has procedures in place to ensure that such activities comply with all applicable U.S. and foreign laws;

•	Tenaris’s sales in Cuba represent a qualitatively non-material portion of its total sales; and

•	the Company believes that investors are attracted by its ability to provide goods and services to oil and gas companies on a global basis.

The Company monitors and will continue to monitor carefully its operations in countries designated by the United States as state sponsors of terrorism, and if and when, in the Company’s judgment, the quantitative size or qualitative nature of these operations becomes significant, poses a material investment risk to its security holders, or has a material impact on Tenaris’s reputation or share value, it will provide disclosure regarding such operations in its annual report on Form 20-F to the extent management believes it would be deemed important by a reasonable investor in making an investment decision.

12 Investments in associated companies, page F-38

3.

We note the $74 million goodwill write-down related to your investment in Usiminas during 2012 described on pages 37-38 and F-51 and that the carrying value of this investment was $298.5 million at December 31, 2013. From page 16 of the Form 6-K filed August 1, 2014, you disclose that the fair value of this investment was $78.5 million at June 30, 2014. Given this significant disparity, please provide us with a value in use calculation as of June 30, 2014 and correlate this calculation with the requirements outlined in paragraphs 30-57 of IAS 36. Include in your response a description of any changes in assumptions from the calculation performed as of December 31, 2013, along with an explanation of the reasonable and supportable bases for the significant assumptions used in your calculations. If you did not perform an impairment test on this equity investment at June 30, 2014, explain to us how you determined that an additional impairment charge was not required as of this date. In this regard, paragraph 61 of IAS 39 states that a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is an objective evidence of impairment. Lastly, please quantify the quoted fair value of your Usiminas investment at December 31, 2013.

R:	In response to the Staff’s request, the Company has submitted under separate cover its analysis for its Usiminas investment as of June 30, 2014 (including a description of any changes in assumptions from the calculation performed as of December 31, 2013, along with an explanation of the reasonable and supportable bases for such changes).

The Company advises the Staff that the quoted market value of our Usiminas investment at December 31, 2013 was USD132 million.

4.	Please tell us how your value in use calculations as of December 31, 2013 and June 30, 2014 captures the risks specific to your investment in Usiminas. In this regard, tell us how you adjusted the projected cash flows or discount rate to reflect those risks. Refer to paragraphs 55 and 56 of IAS 36.

R:	The Company refers to its explanation of the components used to calculate the discount rate used for purposes of its value in use calculation, which was submitted to the Staff under separate cover. The Company believes that the discount rate, adjusted as described, reasonably reflected the risks specific to our investment in Usiminas at the time of such estimation, as it contemplated the specific volatility of USIM3 share price relative to the S&P500 index (Beta) in a long term basis (10 years), the Brazilian country-risk spread, reflecting Usiminas specific risk in connection with having its main operations in Brazil, and the size premium, corresponding to Usiminas categorization as a mid-size company.

The Company believes that the projected cash flows also reasonably reflected the risks specific to our investment in Usiminas at the time of such estimation, as it contemplated GDP growth, Brazilian consumption of steel, Usiminas’ production capacity and historical market share, as well as its specific plans regarding iron ore mines development. In addition, the projected cash flows took into consideration Usiminas’ specific raw materials and labor costs situation.

5.	Please tell us whether you expect any material changes in the carrying value of your Usiminas equity investment during the quarter ending September 30, 2014.

R:	Tenaris advises the Staff that it will perform an impairment test on its investment in Usiminas as of September 30, 2014.

6.	In future filings, please expand the risk factor disclosures on page 10 to quantify the difference between the fair value and the carrying value of your Usiminas equity investment. Further, please identify all known factors which materially impact the recoverability of this asset.

R:	The Company acknowledges the Staff’s comment and confirms that in future filings it will expand its risk factor disclosures to:

•	quantify (to the extent material) the difference between the fair value and the carrying amount of the Usiminas equity investment, and

•	identify known factors which could materially impact the recoverability of this asset.

* * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F. In addition, the Company acknowledges that the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Form 20-F and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this letter, please feel free to call Robert S. Risoleo of Sullivan & Cromwell LLP at (202) 956-7510. He may also be reached by facsimile at (202) 956-6974 and by e-mail at risoleor@sullcrom.com.

Very truly yours,

/s/ Edgardo Carlos Edgardo Carlos Chief Financial Officer

cc:	Tracey McKoy Al Pavot

(Securities and Exchange Commission)

Robert S. Risoleo

(Sullivan & Cromwell LLP)

Mervyn R. Martins

(PricewaterhouseCoopers, S.c.)